Exhibit 99.131

/C O R R E C T I O N from source — StarPoint Energy Trust/

In c8561 sent at 14:40e today, an error occurred in the third paragraph. The date, August 12, should have read “today”. Corrected copy follows.

StarPoint Energy Trust

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, Aug. 9 /CNW/ - StarPoint Energy Trust (the “Trust”) is pleased to announce today that it has completed its previously announced acquisition of high quality, long life, operated light oil properties strategically located in the Trust’s primary operating area of Southeast Saskatchewan for total cash consideration of $317.3 million (the “Acquisition”). The transaction has an effective date of June 1, 2005.

The Trust financed the Acquisition with the proceeds of a bought deal financing completed earlier today and with available credit facilities. Under the bought deal financing, StarPoint issued 13,000,000 subscription receipts (the “Subscription Receipts”) at a price of $18.65 per Subscription Receipt for gross proceeds of $242.45 million.

With the closing of the Acquisition, trading in the Subscription Receipts will be halted, and the Subscription Receipts will remain halted until the close of business today, at which time they will be de-listed. Holders of Subscription Receipts will receive one Trust Unit and a cash payment of $0.21 for each Subscription Receipt held. Holders of Subscription Receipts are not required to take any action in order to receive the Trust Units and cash payment to which they are entitled.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax: (403) 263-3388/